

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

John Dolan
Chief Financial Officer
eHealth, Inc.
13620 Ranch Road 620 N, Suite A250
Austin, TX 78717

> **Re: eHealth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-33071**

Dear John Dolan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance